UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 001-35746

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

BRYN MAWR BANK CORPORATION 401(K) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRYN MAWR BANK CORPORATION

801 LANCASTER AVENUE

BRYN MAWR, PA 19010

REQUIRED INFORMATION

a)        Financial Statements. The financial statements filed as a part of this Annual Report are listed in the Index to Financial Statements at page 3.

b)        Exhibit Index:

23.1 The consent of BDO USA, LLP, independent registered public accounting firm

BRYN MAWR BANK CORPORATION 401(k) PLAN

Financial Statements and Supplemental Schedule
For the Years Ended December 31, 2016 and 2015
With Report of Independent Registered Public Accounting Firm

THE BRYN MAWR BANK CORPORATION 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Bryn Mawr Bank Corporation 401(k) Plan

Bryn Mawr, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Bryn Mawr Bank Corporation 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Philadelphia, Pennsylvania

June 27, 2017

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets:

Investments, at fair value:
Money market funds	$4,149,663	$4,914,763
Company stock	7,427,826	5,367,950
Mutual funds	46,575,533	42,172,003
Total investments at fair value	58,153,022	52,454,716
Receivables:
Contributions receivable – Employer, net	4,030	367,540
Contributions receivable – Employee	—	92,226
Notes receivables from participants	834,368	1,091,110
Total receivables	838,398	1,550,876
Net assets available for benefits	$58,991,420	$54,005,592

See accompanying notes to financial statements.

BRYN MAWR BANK CORPORATION 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2016 and 2015

	2016	2015

Investment income (loss):
Dividends	1,358,820	1,968,525
Net appreciation (depreciation) in the fair value of investments	5,255,187	(3,233,532)
Total investment income (loss)	6,614,007	(1,265,007)

Interest income on notes recievables from participants	35,436	40,096

Contributions:
Employee	3,227,749	3,185,019
Employer, net	1,098,259	2,257,935
Rollovers	914,474	6,481,809
Total contributions	5,240,482	11,924,763

Total additions	11,889,925	10,699,852

Benefits paid & administrative expenses:
Benefits paid to participants	6,808,559	4,674,061
Administrative expenses	95,538	122,291
Total benefits paid & administrative expenses	6,904,097	4,796,352
Net increase in net assets available for benefits before transfer	4,985,828	5,903,500

Transfer from another plan	-	2,311,108
Net increase in net assets available for benefits after transfer	4,985,828	8,214,608
Net assets available for benefits:
Beginning of year	54,005,592	45,790,984
End of year	$58,991,420	$54,005,592

See accompanying notes to financial statements.

(1)	Description of the Plan

(a)	General

The following description of the Bryn Mawr Bank Corporation 401(k) Plan (“the Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan under which all employees of Bryn Mawr Bank Corporation (the “Corporation”) and its wholly owned subsidiaries, including The Bryn Mawr Trust Company (the “Bank”), (collectively, the “Company”) who meet certain service requirements are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

On October 21, 2014 the Wealth Committee, approved to restate the plan document from an individually designed plan into an Internal Revenue Service (“IRS”) pre-approved Volume Submitter Plan. The restated document was adopted effective January 1, 2015.

(b)	Eligibility

All employees of the Company are eligible to make salary deferral contributions into the plan upon their date of hire.

Employees are eligible to receive employer contributions, effective January 1, April 1, July 1, or October 1, following the completion of six months of employment with at least 83.3 hours of service during each month.

(c)	Contributions

Employees can elect salary deferral through payroll deduction of their pay on a pre-tax or after-tax basis, subject to certain limitations as defined by the Plan. Such contributions are processed with each payroll and are matched with each payroll dollar for dollar by the Company up to a maximum of 3% of the participant’s base annual salary. Rollovers contributions from other qualified plans are permitted. In addition to above, the Board of Directors of the Corporation may, at their discretion, authorize an additional contribution based on the Company’s profitability. Eligible participants received 3% of gross compensation, allocated as a discretionary contribution, during 2016 and 2015 on a quarterly basis.

Participants direct the investment of their contributions into various investment options offered by the Plan. The employer contributions and employee salary deferral and rollover contributions are allocated among the investment options based upon the participant’s investment election.

Participants may elect to automatically increase his or her contribution rate annually, effective the first day of the month chosen.

Employer contributions receivable consist of employer matching contributions, profit-sharing contributions, as well as an employer match true-up component. At year-end, the Plan performs a true-up calculation of the employer matching contribution for all participants and makes any necessary additional matching contribution in the subsequent year. True-up contributions were $15,653 and $48,798 for 2016 and 2015, respectively.

(d)	Payment of Benefits

Upon termination due to death, disability, or retirement, as defined by the Plan Document, or upon request for an in-service distribution, a participant may elect to receive a lump-sum payment equal to the value of the participant’s vested interest in their account.

A non-spouse beneficiary entitled to receive an eligible rollover distribution is permitted to make a direct trustee to trustee rollover to an IRA.

(e)	Vesting

Participants are immediately vested in all employee deferrals.

Vesting schedule for employer contributions (match and discretionary) for employees hired after January 1, 2015 is as follows:

Years of Vesting Service	% Vested
1 but less than 2	33.33%
2 but less than 3	66.66%
3 or more	100.00%

(f)	Participant Accounts

Each participant’s account is credited with the participant’s salary deferral, Company matching contributions, and the Company discretionary contributions based on gross annual compensation. Additionally, all participant’s accounts are allocated Plan earnings (losses), and a proportionate allocation of administrative expenses. Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Current loan terms range from 1 to 5 years or up to 10 years for a principal residence. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest equal to ½ % over the published prime rate in the Wall Street Journal as of the first day of the month that the loan is issued. Principal and interest is paid ratably through biweekly payroll deductions. The interest rates on loans range from 3.75% to 4.25%.

(h)	Withdrawals

Participant contributions and accumulated earnings (losses) are restricted as to withdrawal except in Hardship cases as defined by the Internal Revenue Code (“IRC”) or the attainment of age 59 1/2. Hardship withdrawals will be subject to a 10% early distribution penalty to the participant if he or she is not age 59 1/2 at the time of distribution.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Administrative Expenses

Costs and expenses, including record keeping, legal and accounting fees, incurred in regards to the administration of the Plan are paid by the Plan. Participant loan and express mail service fees, as requested by participants for distribution processing, are paid from the individual participant’s account.

(c)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of investments are reflected on a trade date basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted by the investment funds prior to the allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

(e)	Payment of Benefits

Benefits are recorded when paid.

(f)	Notes Receivable from Participants

Notes receivable from participants represent participant loans recorded at their unpaid principal balance plus accrued interest. Interest income generated on the notes receivable is recorded when earned and administrative expenses associated with notes receivable are expensed when incurred to the individual participant account. A provision for doubtful accounts has not been recorded as of December 31, 2016 or 2015. Delinquent notes receivable from participants are treated as distributions based upon the terms of the Plan Document.

(g)	Subsequent events

The Company and Plan have evaluated subsequent events for potential recognition and for disclosure through the date these financial statements were available to be issued.

(3)	Fair Value Measurement

When determining the fair value measurement, under ASC 820, Fair Value Measurement, for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. ASC 820 establishes three levels of input that may be used to measure fair value:

•	Level 1: Quoted prices in active markets for identical assets or liabilities;

•

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following is a description of the valuation methodologies used in investments measured at fair value. There have been no significant changes in methodologies used or transfers between levels during the years ended December 31, 2016 and 2015.

•

Bryn Mawr Bank Corporation common stock fund is an employer stock unitized fund. The fund consists of both Bryn Mawr Bank Corporation common stock and a short-term cash component that provides liquidity for daily trading. Bryn Mawr Bank Corporation common stock is valued at the quoted market price from a national securities exchange and the short term investments are valued at cost, which approximates fair value.

•

Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of shares held by the Plan.

•	Money Market Funds are valued at carrying value, which approximates fair value.

Investments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurements
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	4,149,663	-	-	4,149,663
Common stock fund	7,427,826	-	-	7,427,826
Mutual Funds	46,575,533	-	-	46,575,533
Total investments measured at fair value	58,153,022	-	-	58,153,022

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2015 (Level 1, 2 and 3 inputs are defined above):

	Fair Value Measurement
	Using Input Type
	Level 1	Level 2	Level 3	Total
Money market funds	4,914,763	-	-	4,914,763
Common stock fund	5,367,950	-	-	5,367,950
Mutual Funds	42,172,003			42,172,003
Total investments measured at fair value	52,454,716	-	-	52,454,716

The Plan’s valuation methodology used to measure the fair values of money market funds, common stock fund and mutual funds were derived from quoted market prices as substantially all of these instruments have active markets.

(4)	Transfer from another Plan

The remaining plan assets from the termination of the Bryn Mawr Bank Corporation Pension Plan (the “Pension Plan”) totaling $2,311,108 were remitted to the Plan in December 2015. The Plan is considered the qualified replacement plan. The transfer of plan assets from the Pension Plan were credited to a suspense account (the “Suspense Account’) within the Plan and will be allocated to participants no less rapidly over a 7 plan-year period in accordance with the IRC.

During 2016, the Plan received $56,453 from a remaining Pension Plan investment (“the Investment Fund”), which was remitted to the Plan after the Investment Fund had received its annual audit. $56,453 was credited to the Suspense Account.The balance of the Suspense Account was $1,506,381 and $2,311,108 at December 31, 2016 and 2015, respectively.

During 2016, $861,180 was allocated from the Suspense Account to participant accounts in order to fund discretionary contributions. There were no allocations from the Suspense Account to participant accounts in 2015.

(5)	Rollover Contributions

On January 1, 2015, the Company acquired Continental Bank Holdings, Inc. and approved an amendment to terminate the Continental Bank 401(k) Plan effective December 31, 2014. All participants in the Continental Bank 401(k) Plan became 100 percent vested in that plan upon termination and were provided the option to have their account balance rolled into any qualified plan (including the Plan) or IRA, receive a lump sum distribution, or be paid through an annuity contract. An aggregate of $1,718,801 was rolled into the Plan during the year ended December 31, 2015, and is included in the Rollovers line item on the Statements of Changes in Net Assets Available for Benefits.

(6)	Forfeitures

The non-vested account balance of a participant who terminates his or her employment, for reasons other than death, disability or retirement prior to normal retirement date, shall be forfeited.  Forfeitures are used to reduce employer contributions. During 2016 and 2015, $1,181 and $0 of forfeitures were utilized to reduce employer contributions, respectively. Forfeiture balances were $25,095 and $881 at December 31, 2016 and 2015, respectively.

(7)	Income Tax Status

The IRS has determined and informed the Company by a letter (“determination letter”) dated December 11, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Effective January 1, 2015, the Plan has been restated into a pre-approved (May 14, 2014) Volume Submitter Plan. The Plan administrator believes the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

The Plan administrator has analyzed the tax positions taken by the Plan in accordance with US GAAP, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination.

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in employer contributions.

(9)	Related-Party Transactions and Party-In-Interest Transactions

The Plan invests in common stock of the Corporation, and therefore, these transactions qualify as related party and party-in-interest transactions. Although transactions in this investment qualify as related party and party-in-interest transaction, they are exempt from the prohibited transaction rules of ERISA. State Street is the custodian of the Plan. Transamerica provides recordkeeping services for the Plan. Loans to participants also qualify as party-in-interest transactions.

(10)	Risks and Uncertainties

The Plan provides participants various investment options. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(11)	Subsequent Events

Resolution was adopted by Unanimous Written Consent dated November 16, 2016 to transfer servicing of the Plan from TransAmerica Retirement Solutions, LLC to Fidelity Management Trust Company. Conversion of the Plan was successfully accomplished effective April 1, 2017.

SUPPLEMENTAL SCHEDULE

Plan EIN - 23-2434506
Plan No.- 002	Schedule 1

BRYN MAWR BANK CORPORATION 401(k) PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

	(b)	(c)	(d)	(e)
(a)	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Federated US Treasury Cash Reserve	Money Market Fund	**	$4,149,663
*	Bryn Mawr Bank Corporation Stock Fund	Common Stock Fund	**	7,427,826
	AMG Managers Montag & Caldwell Growth	Registered Investment Company	**	1,883,536
	Cambiar Small Cap	Registered Investment Company	**	2,213,736
	DFA Emerging Markets Port	Registered Investment Company	**	1,147,415
	Dodge & Cox Intl Stock	Registered Investment Company	**	2,625,506
	Fidelity Low Priced Stock	Registered Investment Company	**	1,774,477
	Invesco Global Real Estate R5	Registered Investment Company	**	224,681
	Principal Diversified Real Asset Inst	Registered Investment Company	**	76,550
	Principal High Yield Inst	Registered Investment Company	**	411,625
	Templeton Global BD Fund	Registered Investment Company	**	681,208
	Vanguard Equity Income	Registered Investment Company	**	3,923,952
	Vanguard Inflation-Protected Securities Fund	Registered Investment Company	**	316,304
	Vanguard Intermediate-Term Investment Grad Inv	Registered Investment Company	**	2,515,316
	Vanguard Mid-Cap Index Fund	Registered Investment Company	**	1,913,437
	Vanguard Short-Term Investment Grade Inv	Registered Investment Company	**	738,394
	Vanguard Small-Cap Index Fund	Registered Investment Company	**	1,110,814
	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	797,839
	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	71,045
	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	4,737,757
	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	1,023,110
	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	4,637,965
	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	160,453
	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	2,509,483
	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	346,024
	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	183,601
	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	185,183
	Vanguard Target Retirement 2060 Inv	Registered Investment Company	**	185,071
	Vanguard Target Retirement Income Fund	Registered Investment Company	**	68,606
	Vanguard Total International Stock Fund	Registered Investment Company	**	570,175
	Vanguard Total Stock Mkt Idx	Registered Investment Company	**	9,542,270
	Subtotal of Registered Investment Company			46,575,533
	Subtotal of Investments at Fair Value			58,153,022
	Notes receivable from participants	Interest rate of 3.75% - 4.25%		834,368
				$58,987,390
*	Party-in-interest
**	Cost omitted for participant directed investments

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Administrative Committee of Bryn Mawr Bank Corporation has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

BRYN MAWR BANK CORPORATION
401(K) PLAN

Date: June 27, 2017	By:	/s/ Francis J. Leto
Francis J. Leto
Benefit Plans Administrative Committee